UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Donnelley Financial Solutions, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	1-37728	36-4829638
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

35 West Wacker Drive, Chicago, Illinois	60601
(Address of principal executive offices)	(Zip code)

Jennifer Reiners

Executive Vice President, General Counsel & Chief Compliance Officer

Donnelley Financial Solutions, Inc.

(844) 866-4337

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict	Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD is filed by Donnelley Financial Services, Inc. (the “Company”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2016 to December 31, 2016.

On October 1, 2016, the Company became an independent publicly traded company through the distribution by R.R. Donnelley & Sons Company (“RRD”) of Company common stock to RRD shareholders (the “Separation”). Due to the Separation’s occurrence in late 2016, the Company is filing the conflict minerals report prepared by RRD. RRD’s conflict minerals report covers all applicable products manufactured or contracted to be manufactured by the Company during 2016 along with RRD products that the Company does not manufacture or contract to manufacture as of October 1, 2016.

A copy of the Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available on the Company’s Investor Relations page at: http://investor.dfsco.com/sec-filings

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No	Description

1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

Dated: May 25, 2017

Donnelley Financial Solutions, Inc.
By: /s/ Jennifer B. Reiners
Name:	Jennifer B. Reiners
Title:	Executive Vice President, General Counsel, Chief Compliance Officer